JPMORGAN TRUST IV

277 PARK AVENUE

NEW YORK, NEW YORK 10172

VIA EDGAR

March 2, 2022

Holly Hunter-Ceci

Division of Investment Management

Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Re:	JPMorgan Trust IV (the “Trust”), on behalf of the JPMorgan Preferred and Income
Securities Fund (the “Fund”)
File Nos. 333-208312; 811-23117
Post-Effective Amendment No. 122

Dear Ms. Hunter-Ceci:

This letter is in response to the additional comments from the staff of the Division of Investment Management (the “Staff”) of the Securities and Exchange Commission (“SEC”) that you provided by telephone on February 25, 2022 with respect to the filing related to the Fund and the correspondence dated February 24, 2022 (the “February 24 Correspondence”). Our responses to your comments are set forth below. Except as otherwise noted below, we will incorporate the changes referenced below into the Trust’s Registration Statement in a filing made pursuant to Rule 485(b) under the Securities Act of 1933 on or around March 11, 2022. For your convenience, we have restated your comments below followed by our response.

Comment: Please further clarify the disclosure regarding ESG factors to provide investors with an understanding of how these factors will be evaluated and how the Fund’s investment portfolio will be affected including clarifying the role of ESG factors in the context of the “security strategy.” We continue to note that the disclosure states that “These determinations may not be conclusive and securities of issuers that may be negatively impacted by such factors may be purchased and retained by the Fund while the Fund may divest or not invest in securities of issuers that may be positively impacted by such factors.” Accordingly, please explain the role of ESG factors for the Fund given this disclosure. In addition, please consider moving the disclosure to the Item 9 disclosure rather than including the disclosure in the Risk/Return Summary.

Response: In response to your comment, we will further clarify the disclosure in the Risk/Return Summary to provide as follows:

“. . . The third component of the process (also known as the security strategy) focuses on an evaluation of individual companies based on fundamental credit metrics, as well as a review of each company’s competitive environment, regulatory risks, bond structure and credit ranking, event risk, relative value and technical factors such as supply, liquidity of debt issued by the company and equity performance, as applicable. As part of ~~its security strategy~~ its evaluation of individual companies, the adviser also evaluates whether environmental, social and governance factors could have material negative or positive impact on the cash flows or risk profiles of many companies in the universe in which the Fund may invest. These determinations may not be conclusive and securities of issuers that may be negatively impacted by such factors may be purchased and retained by the Fund while the Fund may divest or not invest in securities of issuers that may be positively impacted by such factors.

Please note that we continue to believe that it is appropriate to maintain the disclosure in the Risk/Return Summary. As indicated in the February 24 Correspondence, the disclosure in the Item 4 disclosure relates to Item 9(b)(2), which requires the Fund to explain “in general terms how the Fund’s adviser decides which securities to buy and sell.” Per Form N-1A, the Item 4 disclosure should be based on the information given in response to Item 9(b), which includes Item 9(b)(2).

In addition to the disclosure revisions in the Risk/Return Summary, we will incorporate disclosure from the Statement of Additional Information into the Item 9 disclosure “More About the Fund” section to provide further context regarding the role of ESG factors in the Fund’s investment process. Specifically, the disclosure will be revised as follows:

“Investment Process – The adviser buys and sells investments for the Fund using a three part process that includes determining: (1) macro credit strategy, (2) sector strategy, and (3) security strategy. In establishing the Fund’s macro credit strategy, the adviser evaluates fundamental, technical and valuation factors, along with macro themes from the adviser’s broader fixed income team, to determine the view on risk for the Fund overall. In the second component of the process, the adviser evaluates sectors based on a blend of top down analysis, including relative value judgments, and bottom up fundamental analysis of companies and their respective sectors to determine sector weightings. The third component of the process (also known as the security strategy) focuses on an evaluation of individual companies based on fundamental credit metrics, as well as a review of each company’s competitive environment, regulatory risks, bond structure and credit ranking, event risk, relative value and technical factors such as supply, liquidity of debt issued by the company and equity performance, as applicable. As part of its security strategy, the adviser also integrates financially material environmental, social, and governance (“ESG”) factors as part of the Fund’s investment process (“ESG Integration”). ESG Integration is the systematic inclusion of ESG issues in investment analysis and investment decisions. ~~As part of its~~ In applying ESG Integration in the evaluation of individual companies ~~security strategy~~, the adviser ~~also~~ evaluates whether ~~environmental, social and governance~~ ESG factors could have material negative or positive impact on the cash flows or risk profiles of many companies in the universe in which the Fund may invest. These determinations may not be conclusive and securities of issuers that may be negatively impacted by such factors may be purchased and retained by the Fund while the Fund may divest or not invest in securities of issuers that may be positively impacted by such factors.

We believe that the proposed disclosure provides the appropriate level of detail concerning evaluation of ESG factors in the investment process section for the Fund. In particular, we believe the disclosure is proportionate to the role ESG integration plays within the broader context of the investment process used by the Fund’s adviser to decide which securities to buy and sell.

We note that the Staff highlighted the following disclosure in its comments: “[t]hese determinations may not be conclusive and securities of issuers that may be negatively impacted by such factors may be purchased and retained by the Fund while the Fund may divest or not invest in securities of issuers that may be positively impacted by such factors.”

We believe such disclosure is important to distinguish the Fund from funds with strategies that go beyond ESG Integration where additional risk and strategy disclosure would be warranted.1 Notably, the Fund does not include “Sustainable” in its name, and will not be marketed as a “Sustainable” Fund that has a principal strategy to invest in companies that meet certain sustainability criteria or exclude industries or securities in certain industries. While we continue to believe that the current disclosure appropriately describes the role of ESG Integration in the overall investment process without suggesting that the Fund is engaged in a sustainable or exclusionary strategy, we will continue to evaluate whether the disclosure should be further clarified in future annual updates to the Fund’s registration statement.

We hope that the Staff finds this letter responsive to the Staff’s comments. Should members of the Staff have any questions or comments concerning this letter, please call the undersigned at (614) 213-4042.

Sincerely,

/s/ Jessica K. Ditullio

Jessica K. Ditullio

Assistant Secretary

[1]	See ICI publication “Funds’ Use of ESG Integration and Sustainable Investing Strategies: An Introduction.”

3